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                            July 29, 2021

       Thomas R. Knott
       Chief Executive Officer
       GS Acquisition Holdings Corp II
       200 West Street
       New York, NY 10282

                                                        Re: GS Acquisition
Holdings Corp II
                                                            Registration
Statement on Form S-4
                                                            Filed June 30, 2021
                                                            File No. 333-257535

       Dear Mr. Knott:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed June 30, 2021

       Questions and Answers About the Proposals for our Stockholders
       Q: Following the Business Combination, will the Company's securities continue to trade on a stock exchange ? , page 20

   1. Please disclose here and on the cover page when you will file the listing application for the combined company
and whether the NYSE   s determination will be known at the time
                                                        that stockholders are
asked to vote to approve the business combination. Please revise to make clear whether the
business combination is conditioned upon receiving NYSE listing approval.
 Thomas R. Knott
FirstName  LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany
July       NameGS Acquisition Holdings Corp II
     29, 2021
July 29,
Page  2 2021 Page 2
FirstName LastName
Q: What conditions must be satisfied to complete the Business Combination ? , page 21

2. Please revise to identify which conditions to the completion of the business combination may be waived.
Summary of the Proxy Statement/Prospectus, page 32

3. We note your disclosure on page (i) that you intend to implement a structure similar to
         that of an    Up-C    and will establish an intermediate subsidiary of
the Company. Please
         expand your disclosure in the Summary to explain the business or strategic rationale for why this structure was selected, including any material ways in which the structure benefits the Company, the sponsor, the sellers or related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section. Please also disclose how the transaction structure achieves its intended benefits.

         You also state that sellers have the option to elect to receive equity consideration in the
         form of GSAH Class A common shares or    paired interests    comprised
of GSAH Class B
         shares and Class B shares in your intermediate subsidiary. Further, you state on page 50
         that you expect the sellers who are current members of Mirion   s
management team to
         elect to receive paired interests. Please revise to explain the benefits of electing to receive paired interests that would not be shared with holders of GSAH Class A common shares generally.
4. Please include a diagram of your organizational structure after giving effect to the business combination, including the anticipated ownership percentages of each entity and classes of stock. Address here the potential impact of the Option Agreement, as referenced on page 169.
Business Combination Proposal, page 33

5.       We note on page 41 you state that under the Business Combination
Agreement, the
         Charterhouse parties must cause the holders of a majority of Mirion s Class A ordinary shares and B ordinary shares to deliver an executed joinder agreement and election agreement, and on page 37 you state that a closing condition includes that a majority of the holders of the Class A ordinary shares and the B ordinary shares of Mirion will have delivered the drag along notice. You describe the consideration to Mirion shareholders as consideration to sellers, which does not contemplate Mirion shareholders that do not sign a joinder agreement. Please revise to clearly explain what happens if one or more Mirion shareholders do not execute a joinder agreement.
Parties to the Business Combination
Mirion, page 33

6.       Please balance your disclosure with reference to Mirion   s history of
losses and
         accumulated deficit as of March 31, 2021, as referenced on page 67. Thomas R. Knott
FirstName  LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany
July       NameGS Acquisition Holdings Corp II
     29, 2021
July 29,
Page  3 2021 Page 3
FirstName LastName
Risks Factors
Risks Related to Our Business and Industry
We have, and we intend to pursue, fixed-price contracts..., page 73

7. Please expand your disclosure to quantify the extent to which your business relies on fixed-price contracts.
Risks Related to the Business Combination and GSAH, page 119

8. We note your disclosure of the exclusive forum provision included in the New Marion
         Charter on pages 292-293 and in Annex B, which states that the provision does not apply to Securities Act claims. Please reconcile your disclosure here or advise.
Unaudited Pro Forma Condensed Combined Financial Information, page 125

9.       Please expand your disclosure to clarify how you arrived at Mirion   s
unaudited financial
         results for the twelve-month period ending December 31, 2020 (e.g. adding interim results for the six months ending December 31, 2020, and deducting the comparable preceding
         year   s interim results). Provide any additional quantitative and narrative disclosure
         necessary to explain the effects of unusual charges or adjustments in these periods.
Proposal No. 1 - Approval of the Business Combination
The Business Combination Agreement, page 154

10. Please revise page 168 to describe the approximate number of shares covered by the
         Amended and Restated Registration Rights Agreement.
Background of the Business Combination, page 169

11. Please revise page 177 to explain the basis for the Board's conclusion that Mirion is a top competitor in each of its end markets.
12. You indicate on pages 172 and 177 that you engaged a financial accounting firm and a third party consulting firm to provide market and financial due diligence, and the views of these consultants and financial and other advisors were considered by the Board in deciding to approve the business combination. Please revise to further detail the scope of the engagement of such parties and to describe the analyses performed and information provided to the Board by such parties.
13. Please revise to explain the basis for the $2.5 billion valuation for Mirion. Address in your revisions the methodology used by the Board in reaching the valuation and describe the extent to which the Board relied on the financial projections provided by Mirion.
14. Your public disclosures indicate that a comparable company analysis was performed and that the valuation for the transaction was determined to be at a discount to peers. Please revise to discuss the extent to which the GSAH Board relied on such analysis and if material, revise to describe the underlying methodology, selection criteria, companies
 Thomas R. Knott
FirstName  LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany
July       NameGS Acquisition Holdings Corp II
     29, 2021
July 29,
Page  4 2021 Page 4
FirstName LastName
         selected and conclusions of such analysis. Include in your revisions whether any comparable companies meeting the selection criteria were excluded from the analysis, and, if so, the reasons for such exclusion.
15. Please revise to provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from hundreds of candidates to Mirion. Please provide more detail on these other potential targets, including with respect to the 17 companies that executed NDAs, details concerning their industries, size and why discussions ended, including on a company-by-company basis for the companies that reached the most advanced discussions.
Certain Unaudited Projected Financial Information, page 179

16. You state that the material assumptions underlying the projections include, but are not limited to, the items in the bulleted list on page 178-179. Please revise to describe all material assumptions.
17. On page 179 you state that the assumed growth rate was estimated in partnership with a global consulting firm. Please expand your discussion to provide more details concerning how this rate was determined, including underlying assumptions and any comparable companies considered.
United States Federal Income Tax Considerations to Stockholders Exercising Redemption
Rights, page 186

18. Please expand this tax disclosure beginning on page 186 to include discussion of the material tax considerations with respect to the business combination, including ownership and disposition of shares of New Mirion common stock and public warrants after the business combination.
Information about Mirion, page 225

19. Please revise the bottom of page 225 and the top of page 226 to state the amount of indebtedness Mirion held at the periods described.
20. Please revise this section to briefly describe the meaning of scientific or technical terms, including dosimetry services, dosimeters, alpha spectroscopy instruments, alpha/beta counting instruments and gamma spectroscopy detector systems and software and phantoms.
21. Please revise page 233 to describe the adjacent markets that you believe you can expand into and the basis for your claim such markets represent a $17 billion annual revenue market opportunity.
22. Please revise your intellectual property discussion on page 237 to (i) specify the specific products, product groups and technologies to which such patents relate, (ii) describe whether the patents are owned or licensed, (iii) detail the type of patent protection and (iv)
 Thomas R. Knott
FirstName  LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany
July       NameGS Acquisition Holdings Corp II
     29, 2021
July 29,
Page  5 2021 Page 5
FirstName LastName
         identify the foreign jurisdictions covered. Additionally, please segregate patent expiry for issued patents and patent applications and with respect to patents expected to expire in
         2021, revise to disclose whether such expiry is expected to have a material impact on your business.
23. Please revise to disclose your competitors and describe competitive conditions in the markets in which you operate.
Executive Compensation, page 283

24. Please revise to provide the outstanding equity awards at fiscal year-end table required by
         Item 402(f) of Regulation S-K.
Description of New Mirion Securities, page 290

25. Please revise to provide the approximate number of holders of each class of Mirion ordinary shares as required by Item 201(b) of Regulation S-K as referenced in Item 17(b)
         of Form S-4.
Certain Relationships and Related Party Transactions, page 313

26. Please revise page 320 to disclose whether the 2016 Co-Investment Agreement survives the closing of the business combination.
1. Nature of Business and Summary of Significant Accounting Policies Revenue Recogntion
ASC 606, page F-49

27. You note that in most cases your installation services represent a separate performance obligation recognized over time. Please provide us with additional details to help us understand why installation services are recognized over time rather than a point in time.
         In this regard, tell us the period of time installation services are generally provided.
Financial Statements of Mirion Technologies (TopCo), Ltd. and Subsidiaries
15. Segment Information, page F-76

28. Please tell us what consideration was given to further disaggregating each of your segment revenues by major product categories as noted on page 234.

29. Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 or tell us why and disclose it is impracticable to do so.
 Thomas R. Knott
GS Acquisition Holdings Corp II
July 29, 2021
Page 6
Financial Statements of Sun Nuclear Corporation and Subidiaries
Note 2. Summary of Signficant Accounting Policies
Revenue Recognition, page F-117

30. You note that you recognize revenues for hardware installation when control and benefit transfer to the customer, which occurs over time as the installation service is completed.
      Please help us understand your policy by providing us with additional information, such as how long installation generally takes.
Exhibits

31.   Please file the Charterhouse Director Nomination Agreement, the GS
Director
      Nomination Agreement and any documentation concerning the Profits Interests as exhibits pursuant to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas R. Knott
                                                            Division of
Corporation Finance
Comapany NameGS Acquisition Holdings Corp II
                                                            Office of Life
Sciences
July 29, 2021 Page 6
cc:       Brian Parness, Esq.
FirstName LastName